[redacted]

06051304

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 29 2006
WASH, D.C.
210

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BENCHMARK INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

509 MAIN STREET
(No. and Street)

ARKADELPHIA, AR 71923
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TED V. HUNEYCUTT, JR. (870)246-5756
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TAYLOR, RODGERS & TURNER, PLLC
(Name – *if individual, state last, first, middle name*)

305 PROFESSIONAL PARK DRIVE, ARKADELPHIA, AR 71923
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 11 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TED V. HUNEYCUTT, JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BENCHMARK INVESTMENTS, INC., as of SEPTEMBER 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

PRESIDENT

Title

Notary Public

CHRISTINA BURAS
MY COMMISSION EXPIRES November 18, 2015
DALLAS COUNTY
NOTARY PUBLIC, STATE OF ARKANSAS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENCHMARK INVESTMENTS, INC.

==========

ARKADELPHIA, ARKANSAS

SEPTEMBER 30, 2006

BENCHMARK INVESTMENTS, INC.
ARKADELPHIA, ARKANSAS

AUDIT REPORT - TABLE OF CONTENTS
SEPTEMBER 30, 2006

TAYLOR, RODGERS & TURNER, PLLC

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Benchmark Investments, Inc.

We have audited the accompanying statement of financial condition of Benchmark Investments, Inc. as of September 30, 2006, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Benchmark Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company presents its financial statements in conformity with practices prescribed or permitted by the Securities and Exchange Commission and Form X-17A-5.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Investments, Inc. as of September 30, 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Taylor Rodgers & Turner

November 21, 2006

P.O. BOX 768 305 PROFESSIONAL PARK DRIVE ARKADELPHIA, AR 71923 TELEPHONE (870) 246-4563 FAX (870) 246-6114

Member American Institute of Certified Public Accountants Private Companies Practice Section

BENCHMARK INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2006

ASSETS

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Cash - Mesirow Clearing Deposit	$ 53,671	$ -	$ 53,671
Receivables From Brokers -			
Mesirow Financial	2,444	-	2,444
R. J. O'Brien	18,122	43,302	61,424
Accrued Commissions Receivable	-	3,284	3,284
Other Assets	-	535	535
TOTAL ASSETS	$ 74,237	$ 47,121	$ 121,358

LIABILITIES AND STOCKHOLDERS' EQUITY

	ALLOWABLE	NON-ALLOWABLE	TOTAL
LIABILITIES:			
Bank Overdraft	$ 5,039	$ -	$ 5,039
Accounts Payable	11,663	-	11,663
TOTAL LIABILITIES	16,702	-	16,702
STOCKHOLDERS' EQUITY:			
Common Stock, No Par Value, 1,000 Shares Authorized, 100 Shares Issued and Outstanding			1,000
Additional Paid in Capital			155,245
Retained Earnings			(51,589)
TOTAL STOCKHOLDERS' EQUITY			104,656
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$ 121,358

See accompanying Notes to Financial Statements.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF INCOME
FOR YEAR ENDED SEPTEMBER 30, 2006

REVENUES:		
Commissions	$ 318,017	
Commodities Brokerage Fees	154,793	
Interest Income	3,473	
Other	3,439	
TOTAL REVENUES		$ 479,722
EXPENSES:		
Rent	2,500	
Advertising	8,454	
Repairs and Maintenance	890	
Legal and Professional	4,328	
Insurance	10,952	
Dues and Subscriptions	2,465	
Clearing Charges	46,024	
Consulting Fees	6,575	
Management Fees	84,300	
Employee Benefits	1,136	
Quotes	22,265	
Regulatory Fees	3,662	
Commodity and Stock Commissions	185,497	
Travel and Entertainment	6,289	
Interest	119	
Utilities and Telephone	16,850	
Taxes and Licenses	5,323	
Office Expense	6,492	
Miscellaneous	9,462	
TOTAL EXPENSES		423,583
INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM		56,139
INCOME TAXES		11,843
EXTRAORDINARY ITEM:		
Cost to Indemnify the Clearing Broker for Losses Sustained From Carrying Securities Transactions Introduced by the Company, Net of Related Income Tax Benefit		55,441
NET (LOSS)		$ (11,145)

See accompanying Notes to Financial Statements.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEAR ENDED SEPTEMBER 30, 2006

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE, OCTOBER 1	$ 1,000	$ 155,245	$ (40,444)	$ 115,801
ADD: Net (Loss)	-	-	(11,145)	(11,145)
BALANCE, SEPTEMBER 30	$ 1,000	$ 155,245	$ (51,589)	$ 104,656

See accompanying Notes to Financial Statements.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED SEPTEMBER 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash Received from Customers	$	471,050
Cash Paid to Suppliers and Employees		(436,808)
Interest Received		3,473
Extraordinary Cost		(67,284)
NET CASH FLOW FROM OPERATING ACTIVITIES		(29,569)
CASH FLOWS FROM INVESTING ACTIVITIES:		
None		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
None		-
NET CHANGE IN CASH AND CASH EQUIVALENTS		(29,569)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		78,201
CASH AND CASH EQUIVALENTS, END OF YEAR	$	48,632

See accompanying Notes to Financial Statements.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED SEPTEMBER 30, 2006

Reconciliation of net income to net cash flow from operating activities:

NET (LOSS)	$ (11,145)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FLOWS FROM OPERATING ACTIVITIES:	
Change in Assets and Liabilities:	
Accounts Receivable	(5,199)
Accounts Payable	(13,225)
TOTAL ADJUSTMENTS	(18,424)
NET CASH FLOW FROM OPERATING ACTIVITIES	$ (29,569)

SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
None

See accompanying Notes to Financial Statements.

Note 1. Summary of Significant Accounting Policies:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Furniture and Fixtures are stated on the basis of cost, and depreciation for financial and income tax reporting purposes is provided on the straight-line and other accelerated methods as follows:

Furniture & Fixtures - 5 Years

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

Note 2. Exemption from Rule 15c3-3:

The Company is exempt from the Securities and Exchange Commission Rule 15c-3-3 under section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Note 3. Allowable and Non-Allowable Assets and Liabilities:

As required by Form X-175A-5 the Company's statement of financial condition reports both allowable and non-allowable assets and liabilities. The $47,121 of non-allowable assets consists of $5,000 R J. O'Brien deposit, $1,927 interest earned on the deposit, $36,375 R. J. O'Brien receivable over 30 days, $3,284 accrued commissions receivable, and $535 in other assets. There are no non-allowable liabilities at September 30, 2006.

Note 4. Off-Balance-Sheet Risk and Concentration of Credit Risk:

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. The Company paid $67,284 to the clearing broker to indemnify the clearing broker for losses for the current year.

Note 5. Related Party Transaction:

The Company shares office space, furniture and fixtures and certain employees with Benchmark Mortgage Company, Inc. which is controlled by shareholders of the Company. The furniture and fixtures were purchased from stockholder Ted Huneycutt, Jr. The building is owned by the stockholder's in-laws.

Note 6. Provision for Income Taxes:

Provision for Income Taxes consists of the following:

Federal Income Tax	$	9,035
Arkansas Income Tax		2,808
Less: Tax Benefit from Extraordinary Loss Item		(11,843)
TOTAL	$	-

The Company has $41,227 in NOL carryforward available for future years as follows:

9/30/00 NOL of $21,271	Expires 9/30/14
9/30/02 NOL of $ 8,840	Expires 9/30/16
9/30/05 NOL of $11,116	Expires 9/30/19

Note 7. Other:

On January 1, 2001, the Company entered into an agreement with STL Capital Management Corporation in which STL agrees to pay all overhead and operating expenses, other than commission expense, of Benchmark Investments, Inc. without anticipated reimbursement from Benchmark. Also STL may also provide management and/or consulting services for Benchmark and bill Benchmark for those services, but at no time may any charge for such services cause Benchmark's net capital to fall below 120% of its required amount.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Benchmark Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Benchmark Investments, Inc. for the year ended September 30, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

Due to the small size of the Company and the limited number of employees, there is a lack of segregation of duties which is a material weakness to internal control. However, the sole stockholder owner of the Company is involved in the day-to-day operations.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted in the above paragraph, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Taylor Rodgers & Turner

November 21, 2006

ADDITIONAL INFORMATION

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholders
Benchmark Investments, Inc.

We have audited the financial statements of Benchmark Investments, Inc. as of September 30, 2006, and for the fiscal year then ended, and have issued our report thereon dated November 21, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Taylor Rodgers & Turner

November 21, 2006

BENCHMARK INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2006

CAPITAL AND SUBORDINATED LIABILITIES:		
Stockholders' Equity from Statement of Condition	$	104,656
Less: Equity not Allowable for Net Capital		-
Add: Liabilities Subordinated to General Creditors		-
TOTAL CAPITAL AND SUBORDINATED LIABILITIES		104,656
DEDUCTIONS:		
Non-Allowable Assets from Statement of Condition		47,121
NET CAPITAL	$	57,535

The Differences Between the Audited Computation of Net Capital and the Broker Dealer's Corresponding Unaudited Part II of Form X-17a-5(a) is as follows:

Net Capital Per Focus Report	$	66,565
Additional Accrued Expenses Added to Accounts Payable		(9,030)
Audited Computation of Net Capital	$	75,595

BENCHMARK INVESTMENTS, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
SEPTEMBER 30, 2006

SCHEDULE II

Minimum Net Capital Required (6.666% of Total Liabilities)	$	1,113
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Requirement (Greater of the Above)	$	5,000
Excess Capital ($57,535 less $5,000)	$	52,535
Excess Net Capital (Net Capital Less 10% of Total Liabilities)	$	55,865

BENCHMARK INVESTMENTS, INC.
SCHEDULE OF ADDITIONAL PAID IN CAPITAL
SEPTEMBER 30, 2006

Additional Capital Paid in on August 13, 1999 by Ted Huneycutt, Jr.	$	145,140
Additional Capital Paid in on October 16, 1999 by Ted Huneycutt, Jr.		10,105
TOTAL ADDITIONAL PAID IN CAPITAL	$	155,245

BENCHMARK INVESTMENTS, INC.
SCHEDULE OF FURNITURE AND FIXTURES
SEPTEMBER 30, 2006

SCHEDULE IV

ITEM	COST	PRIOR DEPRECIATION	CURRENT DEPRECIATION
7 Dell Computer Systems	$ 10,500	$ 10,500	$ -
2 Copiers	1,500	1,500	-
2 Desks and Chairs	1,910	1,910	-
	$ 13,910	$ 13,910	$ -